UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.           )

ROANOKE TECHNOLOGY CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05604A 10 6

(CUSIP Number)

2720 N. Wesleyan Blvd., Rocky Mount, North Carolina 27804

252-428-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 10, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		RUSSELL JONES

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	None

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	0

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	0

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	0

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	0.

	(14)	Type of Reporting Person:	IN

ITEM 1.	SECURITY ISSUER.

Roanoke Technology Corp.

1400 Cypress Creek Road, Fort Lauderdale, Florida 33309

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name:	Russell Jones

(b)	Residence or business address:	2720 N. Wesleyan Blvd., Rocky Mount, North Carolina 27804

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	President-Roanoke Technology Corp.

(d)

Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

None

(e)

Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
of such judgment, decree or final order; and

None

(f)	Citizenship.	United States of America

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

None.

ITEM 4.	PURPOSE OF TRANSACTION.

On January 10, 2006, the Reporting Person was appointed as President and Chief Executive Officer of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

None.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2006

Date

/s/  Russell Jones

Signature

Russell Jones, President

Name and Title